SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

DEVCON INTERNATIONAL CORP.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

251588109

(CUSIP Number)

Edward L. Ristaino, Esq.

Akerman Senterfitt

One SE Third Avenue

Miami, FL 33131

Tel. No.: (305) 374-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2004

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 251588109	13D	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coconut Palm Capital Investors I, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* 00; Private placement
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 6,000,000* 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 6,000,000* 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.4%
14.	TYPE OF REPORTING PERSON* PN

*	6,000,000 shares of common stock, par value $.10 per share (the “Common Stock”), beneficially owned by Coconut Palm including 2,000,000 shares of Common Stock purchased by Coconut Palm and 4,000,000 shares of Common Stock underlying warrants, all of which are immediately exercisable.

CUSIP No. 251588109	13D	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coconut Palm Capital Investors I, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* 00; Private Placement by Coconut Palm Capital Investors I, Ltd.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 6,000,000* 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 6,000,000* 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.4%
14.	TYPE OF REPORTING PERSON* CO

*	6,000,000 shares of Common Stock beneficially owned by Coconut Palm Capital Investors I, Ltd. (“Coconut Palm”) including 2,000,000 shares of Common Stock purchased by Coconut Palm and 4,000,000 shares of Common Stock underlying warrants, all of which are immediately exercisable.

CUSIP No. 251588109	13D	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard C. Rochon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* 00; Private placement by Coconut Palm Capital Investments I, Ltd.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 6,000,000* 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 6,000,000* 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.4%
14.	TYPE OF REPORTING PERSON* IN

*	6,000,000 shares of Common Stock beneficially owned by Coconut Palm including 2,000,000 shares of Common Stock purchased by Coconut Palm and 4,000,000 shares of Common Stock underlying warrants, all of which are immediately exercisable. Assumes beneficial ownership of such shares is attributed to Messrs. Rochon and Ferrari.

CUSIP No. 251588109	13D	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mario B. Ferrari
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* 00; Private placement by Coconut Palm Capital Investors I, Ltd.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 6,000,000* 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 6,000,000* 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.4%
14.	TYPE OF REPORTING PERSON* IN

*	6,000,000 shares of Common Stock beneficially owned by Coconut Palm including 2,000,000 shares of Common Stock purchased by Coconut Palm and 4,000,000 shares of Common Stock underlying warrants, all of which are immediately exercisable. Assumes beneficial ownership of such shares is attributed to Messrs. Rochon and Ferrari.

CUSIP No. 251588109	13D	Page 6 of 10 Pages

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, $.10 par value per share (the “Common Stock”), of Devcon International Corp., a Florida corporation (the “Company”), whose principal executive offices are located at 1350 E. Newport Center Drive, Suite 201, Deerfield Beach, Florida 33443.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This statement is filed by (i) Coconut Palm Capital Investors I, Ltd. (“Coconut Palm”), with respect to shares of Common Stock and warrants to purchase Common Stock which it has acquired; (ii) Coconut Palm Capital Investors I, Inc. (“Coconut Palm Inc.”), with respect to shares of Common Stock and warrants to purchase Common Stock which Coconut Palm has acquired; (iii) Richard C. Rochon, with respect to shares of Common Stock and warrants to purchase Common Stock which Coconut Palm has acquired; and (iv) Mario B. Ferrari, with respect to shares of Common Stock and warrants to purchase Common Stock which Coconut Palm has acquired. The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b)	The address of the principal business and principal office of Coconut Palm is located at 555 South Federal Highway, 2nd Floor, Boca Raton, Florida 33342. The principal business of Coconut Palm is to invest in the Company. Coconut Palm Inc. is the general partner of Coconut Palm. Richard C. Rochon is a Director, President and Treasurer and sole owner of Coconut Palm Inc. and Mario B. Ferrari is a Director, Vice President and Secretary of Coconut Palm Inc.

(c)	The address of the principal business and principal office of Coconut Palm Inc. is located at c/o Coconut Palm Capital Investors I, Ltd., 555 South Federal Highway, 2nd Floor, Boca Raton, Florida 33342. Richard C. Rochon is a Director, President and Treasurer and sole owner of Coconut Palm Inc. and Mario B. Ferrari is a Director, Vice President and Secretary of Coconut Palm Inc. The business address of Messrs. Rochon and Ferrari is the same as the business address for Coconut Palm. Currently, Mr. Rochon serves as Chairman and Chief Executive Officer of Royal Palm Capital Partners, Ltd., a private investment and management firm which shares the same principal business and principal office as Coconut Palm. Currently, Mr. Ferrari serves as the Vice President of Royal Palm Capital Partners, Ltd.

(d)	None of the Reporting Persons, or any of the officers or directors of such Reporting Persons to the extent such Reporting Person is a corporation, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(e)	Each of Richard C. Rochon and Mario B. Ferrari is a citizen of the United States of America.

(f)	Each of Coconut Palm and Coconut Palm Inc. are organized under the laws of the State of Florida.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

On July 30, 2004, Coconut Palm acquired from the Company 2,000,000 shares of Common Stock and warrants to purchase 4,000,000 shares of Common Stock for the payment of the purchase price of $18,000,000 pursuant to the terms of the Purchase Agreement (as defined in Item 4 below). Coconut Palm obtained the $18,000,000 in a private placement of its equity. No other financing was required to effect the transaction.

CUSIP No. 251588109	13D	Page 7 of 10 Pages

ITEM 4. PURPOSE OF THE TRANSACTION.

On July 30, 2004, the Company consummated the transactions contemplated by that certain Purchase Agreement by and between the Company and Coconut Palm dated April 2, 2004 (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Company issued, and Coconut Palm purchased, 2,000,000 units (a “Unit”) for a purchase price of $9.00 per unit. Each Unit consists of (i) 1 share of Common Stock, of the Company (ii) a warrant to purchase 1 share of Common Stock at an exercise price of $10.00 per share with a term of 3 years, (iii) a warrant to purchase 1/2 share of Common Stock at an exercise price of $11.00 per share with a term of 4 years and (iv) a warrant to purchase 1/2 share of Common Stock at an exercise price of $15.00 per share with a term of 5 years. Under the Purchase Agreement, the Company has agreed to file not later than sixty (60) days after the closing of the Purchase Agreement a registration statement to register the resale of the shares underlying the Units.

Based on the number of shares of Common Stock of the Company outstanding on July 30, 2004, following the closing of the Purchase Agreement Coconut Palm acquired ownership of record of approximately 36.6% of Common Stock outstanding and beneficial ownership of 63.4% of Common Stock which includes 4,000,000 shares of Common Stock underlying the warrants which are immediately exercisable. If Coconut Palm were to exercise its warrants, it would have enough shares of Common Stock of the Company to control the Company.

Coconut Palm may, from time to time, separate the shares of Common Stock and warrants comprising the Units into the securities that comprise them. There are no prohibitions against this separation in the governing agreements so long as the separation and subsequent distribution is in compliance with applicable securities laws.

Messrs. Rochon and Ferrari are expected to eventually receive some of the Units, or the securities comprising the Units, purchased by Coconut Palm as a distribution from Coconut Palm. Specifically, Coconut Palm anticipates distributing one-half of all warrants issued into it pursuant to the Purchase Agreement (with equal distribution from the three tranches) for performance of services to Messrs. Rochon and Ferrari and to Mr. Stephen Ruzika, who the Company anticipates will become the Company’s new Executive Vice President and President of its new security services division and to members of Mr. Ruzika’s management team. Coconut Palm currently anticipates distributing to Mr. Ruzika and his management team 650,000 of these warrants (with equal distribution from the three tranches). Coconut Palm expects that Messrs. Rochon and Ferrari will retain the power to vote and dispose of the securities remaining with Coconut Palm and are thus attributed beneficial ownership of all of these securities.

As Coconut Palm is a partnership, it may ultimately distribute the units to its principals, which may have the effect of eliminating any control Coconut Palm acquires. Coconut Palm presently does not have any intent to distribute any of the Units, or any portion of the securities comprising the Units, to anyone other than Messrs. Rochon and Ferrari and Mr. Ruzika and members of his management team. Coconut Palm has agreed that any distributions it makes to anyone, including its partners, must be in compliance with applicable securities laws.

The transactions under the Purchase Agreement require the Company to issue or reserve for issuance up to 4,000,000 shares of its Common Stock, subject to specified adjustments set forth in the warrants. In addition, the Company’s proposed strategy for entering into the security services business may require it to enter into acquisitions, the consideration for which may be shares of Common Stock of the Company. As a result, the Company obtained shareholder approval of an amendment to the Company’s Articles of Incorporation to increase the number of authorized shares of the Company’s Common Stock from 15,000,000 to 50,000,000. In addition, in connection with the transactions under the Purchase Agreement, the Company’s shareholders have elected to the Company’s board of directors two individuals, Richard C. Rochon and Mario B. Ferrari, that Coconut Palm previously designated. This required an increase in the size of the Company’s board of directors from 7 to 9 members. Under the Company’s bylaws, this required an amendment to the Company’s Articles of Incorporation. The Company also amended its Articles of Incorporation to allow its board of directors to set its size without shareholder approval in the future.

In connection with the entering into Purchase Agreement, certain shareholders of the Company entered into that certain Voting Agreement, dated April 2, 2004 (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, such shareholders agreed to vote their beneficially owned shares of Common Stock in favor of the issuance and sale of the Units by the Company to Coconut Palm at a special meeting of the Company and grant Coconut Palm an irrevocable proxy to vote such shares of Common Stock (i) in favor of the transactions

CUSIP No. 251588109	13D	Page 8 of 10 Pages

contemplated by the Purchase Agreement and (ii) against any actions or approval that could compete with or could serve to materially interfere with, delay, discourage adversely or inhibit the timely consummation of the transactions contemplated by the Purchase Agreement. The Voting Agreement also prohibited such shareholders from selling or transferring the shares of Common Stock beneficially owned by them other than in certain permitted circumstances. Due to the consummation of the transactions contemplated in the Purchase Agreement, the Voting Agreement, by its terms, terminated on July 30, 2004.

In connection with the investment by Coconut Palm, the Company plans to pursue a strategic alternative to its current line of business by entering into the security services business. The Company anticipates that with the sale of the Units and the formation of the security services division, the Company will no longer operate solely through its traditional two segments - the materials division and the construction division. Furthermore, as the Company is able to grow this new division through acquisitions and, eventually through internal organic growth, the Company believes that this new segment may become the Company’s dominant operations. Accordingly, if the Company is successful in implementing this strategy, it will represent a fundamental shift in the nature of the Company’s business.

Coconut Palm acquired the Units principally for investment purposes. Coconut Palm intends to review its investment in the Company from time to time and, depending upon circumstances then existing, including, without limitation, Coconut Palm’s evaluation of the Company’s business, assets and operations, other investment opportunities, then general economic and market conditions, legal and regulatory constraints, and other factors, Coconut Palm may from time to time acquire additional shares of Common Stock of the Company, including through the exercise of the warrants, or dispose of all or a portion of its shares of Common Stock and/or warrants, in the open market, through privately negotiated transactions or otherwise, and may determine to take such other actions with respect to the shares of Common Stock and the warrants as Coconut Palm may deem advisable, including, without limitation, the obtaining and/ or exercise of control of the Company.

Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any material change to the dividend policy of the Company, (v) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (vi) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (vii) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, Coconut Palm beneficially owns 6,000,000 shares of Common Stock, which represents 63.4% of the outstanding Common Stock of the Company. Coconut Palm Inc. is the general partner of Coconut Palm and, therefore, Coconut Palm Inc., has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm. As a result, Coconut Palm Inc. may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm. In addition, each of Messrs. Rochon and Ferrari are directors and officers of Coconut Palm Inc. and may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm and Coconut Palm Inc.

(b) The approximate aggregate percentage of Common Stock reported beneficially owned by each person is based on 5,463,148 shares outstanding, which is the total number of shares of Common Stock outstanding as of July 30, 2004, as provided by the Company.

(i) As of the close of business on July 30, 2004, Coconut Palm beneficially owned 6,000,000 shares of Common Stock, constituting approximately 63.4% of the shares outstanding.

CUSIP No. 251588109	13D	Page 9 of 10 Pages

(ii) As of the close of business on July 30, 2004, Coconut Palm Inc. may be deemed to have beneficially owned 6,000,000 shares of Common Stock, constituting approximately 63.4% of the shares outstanding.

(iii) As of the close of business on July 30, 2004, Richard C. Rochon may be deemed to have beneficially owned 6,000,000 shares of Common Stock, constituting approximately 63.4% of the shares outstanding.

(iv) As of the close of business on July 30, 2004, Mario B. Ferrari may be deemed to have beneficially owned 6,000,000 shares of Common Stock, constituting approximately 63.4% of the shares outstanding.

(c) Each of the Reporting Persons has the power or may be deemed to have the power to vote all shares of Common Stock and to dispose of all of the shares of Common Stock beneficially owned by it or him. As of the date of this Statement, Coconut Palm owns of record 2,000,000 shares of Common Stock, or 36.6% of the outstanding shares, and immediately exercisable warrants to purchase up to an additional 4,000,000 shares of Common Stock, or beneficial ownership of 63.4% of the Common Stock.

(d) Except as set forth in this Schedule 13D, to the best knowledge of each of the Reporting Persons, neither the Reporting Persons nor any director or executive officer of any of the Reporting Persons and no other person described in this Statement hereof has beneficial ownership of, or has engaged in any transaction during the past sixty (60) days in any shares of Common Stock.

(e) No person other than the respective record owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in Item 4 above, the Reporting Persons entered into a Voting Agreement, dated April 2, 2004, by and among the shareholders listed on the signature pages thereto and Coconut Palm. Pursuant to the Voting Agreement, the Reporting Persons agreed to vote certain of their beneficially owned shares of Common Stock in favor of certain proposals at a special meeting of the Company and to grant a proxy in to Coconut Palm. The Voting Agreement terminated on July 30, 2004.

As described in Item 4 above, on July 30, 2004 the Company consummated the transactions contemplated in the Purchase Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Purchase Agreement, dated April 2, 2004, by and between Devcon International Corp. and Coconut Palm Capital Investors I, Ltd.1

Exhibit 2. Voting Agreement, dated April 2, 2004, by and among the shareholders listed on the signature pages thereto and Coconut Palm Capital Investors I, Ltd.2

Exhibit 3. Form of First Tranche Warrant3

[1]	Filed as Annex D to the Company’s Preliminary Proxy Statement filed on April 8, 2004 and incorporated by reference herein.
[2]	Filed as Annex F to the Company’s Preliminary Proxy Statement filed on April 8, 2004 and incorporated by reference herein.
[3]	Filed as Annex E to the Company’s Preliminary Proxy Statement filed on April 8, 2004 and incorporated herein by reference.

CUSIP No. 251588109	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COCONUT PALM CAPITAL INVESTORS I, LTD.

By:	COCONUT PALM CAPITAL INVESTORS I, INC., as general partner

By:
Richard C. Rochon, President

COCONUT PALM CAPITAL INVESTORS I, INC.

By:
Richard C. Rochon, President

Richard C. Rochon

Mario B. Ferrari